UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

360 DigiTech, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Ruby Finance Investment Ltd.

Ruby Finance Holdings Ltd.

FountainVest China Capital Partners GP3 Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman, KY1-9005, Cayman Islands

+852-3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited Suites 2501-2503 & 2514-2516 Two International Finance Centre 8 Finance Street, Central, Hong Kong +852-3972 3900	Douglas Freeman, Esq. Victor Chen, Esq. Chi Pan, Esq. Goodwin Procter (Hong Kong) LLP c/o 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.4 to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 9, 2019 on behalf of each of Ruby Finance Investment Ltd. (“Ruby Investment”), Ruby Finance Holdings Ltd. (“Ruby Holdings”), and FountainVest China Capital Partners GP3 Ltd. (“FountainVest”), as amended by the Amendment No.1 to the Original Schedule 13D filed on December 20, 2019 (the “Amendment No.1”), the Amendment No.2 to the Original Schedule 13D filed on January 2, 2020 (the “Amendment No.2”) and the Amendment No.3 to the Original Schedule 13D filed on December 31, 2020 (the “Amendment No.3”, together with the Original Schedule 13D, the Amendment No. 1 and the Amendment No.2, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 DigiTech, Inc., a Cayman Islands company (“Issuer”).

**

The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,589,082 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,589,082 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,589,082 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  5.5% of the Class A Ordinary Shares (2) (or 4.8% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B   Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 14,589,082 Class A Ordinary Shares in the form of 7,294,541 ADSs.
(2)	Based on 264,402,511 Class A Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer.
(3)

Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,141,530 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,141,530 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,141,530 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  10.3% of the Class A Ordinary Shares (2) (or 8.9% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Representing (i)12,552,448 Class A Ordinary Shares in the form of 6,276,224 ADSs held by the Ruby Holdings, and (ii) 14,589,082 Class A Ordinary Shares in the form of 7,294,541 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings.

(2)	Based on 264,402,511 Class A Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer.
(3)

Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS FountainVest China Capital Partners GP3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,141,530 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,141,530 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,141,530 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  10.3% of the Class A Ordinary Shares (2) (or 8.9% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Representing (i) 12,552,448 Class A Ordinary Shares in the form of 6,276,224 ADSs held by the Ruby Holdings, and (ii) 14,589,082 Class A Ordinary Shares in the form of 7,294,541 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings. Ruby Holdings is controlled by FountainVest.

(2)	Based on 264,402,511 Class A Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer.
(3)

Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 5 of 6 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 2. Identity and Background.

The fourth paragraph of Item 2 of the Original Schedule 13D Filings is hereby amended and restated as follows:

The directors of FountainVest are Mr. Kui Tang, Mr. George Jian Chuang and Mr. Don Wayne Ebanks. As of the date of this statement, FountainVest does not have any executive officers. Mr. Kui Tang is the Chairman and Chief Executive Officer of FountainVest Partners (Asia) Limited and its affiliates (collectively, “FountainVest Partners”). Mr. George Jian Chuang is the President of FountainVest Partners. Mr. Don Wayne Ebanks is a Managing Director and Global Head of Regulatory Advisory at Waystone Governance Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D Filings is hereby amended and supplemented by adding the following as a new paragraph immediately after the second paragraph thereof:

On March 19, 2021 (the “Trade Date”), Ruby Holdings and an investment bank dealer (“Dealer”) entered into a letter agreement (“Confirmation”) for a prepaid variable share forward transaction (“PVSF Transaction”) on up to 3,000,000 (the “Maximum Number of ADSs”) of the ADSs, each representing two Class A Ordinary Shares of the Issuer. Pursuant to the Confirmation, Dealer agreed to introduce into the public market the Maximum Number of ADSs deliverable upon final settlement of the PVSF Transaction in compliance with the manner-of-sale conditions described in Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended, and establish its initial hedge position for the PVSF Transaction in accordance with the Rule 144 interpretative letters, each dated December 20, 1999 and November 30, 2011. Following the Trade Date, and pursuant to the Confirmation, Ruby Holdings received an upfront cash prepayment from Dealer.

The PVSF Transaction is divided into components (each a “Component”) where the amount payable or deliverable by Ruby Holdings will be determined on the scheduled valuation date for each Component (each, a “Valuation Date”). Following each Valuation Date, Ruby Holdings will be obligated to pay or deliver to Dealer a certain amount on the settlement date (the “Settlement Date”) for each Component. On the final Settlement Date, Ruby Holdings will deliver up to Maximum Number of ADSs (or, at Ruby Holdings’ sole election, an equivalent amount of cash) based on the average market price of the ADSs determined over each Valuation Date as described below. The number of the ADSs (or the cash equivalent) to be delivered (or paid) to Dealer on each Settlement Date shall be determined as follows: (a) if the volume-weighted average price per ADS on each Valuation date, as determined by Dealer by reference to the Bloomberg Page “QFIN US <equity> AQR <Go>” (or any successor page thereto) (the “Settlement Price”) is equal to or less than 95% of the volume weighted price at which Dealer establishes its initial hedge position (the “Forward Floor Price”), Ruby Holdings will deliver to Dealer the Maximum Number of ADSs (or pay the cash equivalent); (b) if the Settlement Price is between the Forward Floor Price and 133% of the volume weighted price at which Dealer establishes its initial hedge position (the “Forward Cap Price”), Ruby Holdings will deliver to Dealer a number of ADSs equal to the Maximum Number of ADSs multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price (or pay the cash equivalent); and (c) if the Settlement Price is greater than the Forward Cap Price, Ruby Holdings will deliver to Dealer a number of ADSs equal to the product of (i) the Maximum Number of ADSs and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price (or pay the cash equivalent).

In order to secure Ruby Holdings’ obligations to Dealer under the PVSF Transaction, Ruby Holdings and Dealer entered into a security agreement dated as of the Trade Date with respect to the ADSs (the “Security Agreement”). Under the Security Agreement, Ruby Holdings pledged the Maximum Number of ADSs deliverable under the PVSF Transaction to Dealer, credited to a securities account to be held and maintained by an affiliate of Dealer (acting as custodian for Dealer) and subject to Dealer’s control until the final Settlement Date for the PVSF Transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021

Ruby Finance Investment Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Director

Ruby Finance Holdings Ltd.	By:	/s/ Brian Eden
Name: Brian Eden Title: Director

FountainVest China Capital Partners GP3 Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory